SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

NAME:	Emles Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	5323 Anita Street
Dallas, TX 75206

TELEPHONE NUMBER:	917-765-5724

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:	VCORP Services, LLC
1013 Centre Road
Suite 403-B
Wilmington, DE 19805

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes	☐ No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Dallas and State of Texas on this 28th day of May, 2020.

EMLES TRUST /s/ Gabriel Hammond Name: Gabriel Hammond Title: Sole Trustee

ATTEST: /s/ Davendra Saxena Name: Davendra Saxena Title: Secretary of the Trust